                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*

                               EDISON SCHOOLS INC.

                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                      CLASS B COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)

                        281033100 (CLASS A COMMON STOCK)
                       NONE ISSUED (CLASS B COMMON STOCK)

                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [X] Rule 13d-1(d)


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 281033100                                           PAGE 2 OF 10 PAGES
(CLASS A COMMON STOCK)
NONE ISSUED (CLASS B COMMON STOCK)

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      J.W. CHILDS EQUITY PARTNERS L.P.
--------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       5.    SOLE VOTING POWER
                        Class A Common Stock(1):  2,284,863(2)
   SHARES               Class B Common Stock:     301,737(3)
                  --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER

  OWNED BY              0
                  --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER
                        Class A Common Stock:  2,284,863
 REPORTING              Class B Common Stock:  301,737
                  --------------------------------------------------------------
  PERSON          8.    SHARED DISPOSITIVE POWER

   WITH                 0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      Class A Common Stock:  2,284,863
      Class B Common Stock:  301,737
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Class A Common Stock:  4.4%
      Class B Common Stock:  18.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

------------------------

1 The number of shares of Class A Common Stock indicated throughout this report includes 301,737 shares of Class B Common Stock of Edison Schools Inc. that are convertible at any time at the option of the holder, into an equal number of shares of Class A Common Stock.

2 The number of shares of Class A Common Stock indicated throughout this report does not include 149,512 shares (the "Class A Shares") of Class A Common Stock held directly by investment professionals employed by J.W. Childs Associates, Inc. ("Associates Inc."). Associates Inc. may be deemed to beneficially own the Class A Shares due to the relationship between the investment professionals and Associates Inc. Associates Inc. disclaims beneficial ownership of the Class A Shares.

3 The number of shares of Class B Common Stock indicated throughout this report does not include 22,747 shares (the "Class B Shares") of Class B Common Stock held directly by investment professionals employed by J.W. Childs Associates, Inc. ("Associates Inc."). Associates Inc. may be deemed to beneficially own the Class B Shares due to the relationship between the investment professionals and Associates Inc. Associates Inc. disclaims beneficial ownership of the Class B Shares.

                                  SCHEDULE 13G

CUSIP NO. 281033100                                           PAGE 3 OF 10 PAGES
(CLASS A COMMON STOCK)
NONE ISSUED (CLASS B COMMON
STOCK)

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.W. CHILDS ADVISORS, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       5.    SOLE VOTING POWER
                        Class A Common Stock(1):  2,284,863(2)
   SHARES               Class B Common Stock:     301,737(3)
                  --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER

  OWNED BY              0
                  --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER
                        Class A Common Stock:  2,284,863
 REPORTING              Class B Common Stock:  301,737
                  --------------------------------------------------------------
   PERSON         8.    SHARED DISPOSITIVE POWER

    WITH                0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class A Common Stock:  2,284,863
      Class B Common Stock:  301,737
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Class A Common Stock:  4.4%
      Class B Common Stock:  18.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

------------------------

1 The number of shares of Class A Common Stock indicated throughout this report includes 301,737 shares of Class B Common Stock of Edison Schools Inc. that are convertible at any time at the option of the holder, into an equal number of shares of Class A Common Stock.

2 The number of shares of Class A Common Stock indicated throughout this report does not include 149,512 shares (the "Class A Shares") of Class A Common Stock held directly by investment professionals employed by J.W. Childs Associates, Inc. ("Associates Inc."). Associates Inc. may be deemed to beneficially own the Class A Shares due to the relationship between the investment professionals and Associates Inc. Associates Inc. disclaims beneficial ownership of the Class A Shares.

3 The number of shares of Class B Common Stock indicated throughout this report does not include 22,747 shares (the "Class B Shares") of Class B Common Stock held directly by investment professionals employed by J.W. Childs Associates, Inc. ("Associates Inc."). Associates Inc. may be deemed to beneficially own the Class B Shares due to the relationship between the investment professionals and Associates Inc. Associates Inc. disclaims beneficial ownership of the Class B Shares.

                                  SCHEDULE 13G

CUSIP NO. 281033100                                           PAGE 4 OF 10 PAGES
(CLASS A COMMON STOCK)
NONE ISSUED (CLASS B COMMON
STOCK)
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.W. CHILDS ASSOCIATES, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       5.    SOLE VOTING POWER
                        Class A Common Stock(1):  2,284,863
   SHARES               Class B Common Stock(2):  301,737(3)
                  --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER

  OWNED BY              0
                  --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER
                        Class A Common Stock:  2,284,863
 REPORTING              Class B Common Stock:  301,737
                  --------------------------------------------------------------
   PERSON         8.    SHARED DISPOSITIVE POWER

    WITH                0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      Class A Common Stock:  2,284,863
      Class B Common Stock:  301,737
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Class A Common Stock:  4.4%
      Class B Common Stock:  18.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

------------------

1 The number of shares of Class A Common Stock indicated throughout this report includes 301,737 shares of Class B Common Stock of Edison Schools Inc. that are convertible at any time at the option of the holder, into an equal number of shares of Class A Common Stock.

2 The number of shares of Class A Common Stock indicated throughout this report does not include 149,512 shares (the "Class A Shares") of Class A Common Stock held directly by investment professionals employed by J.W. Childs Associates, Inc. ("Associates Inc."). Associates Inc. may be deemed to beneficially own the Class A Shares due to the relationship between the investment professionals and Associates Inc. Associates Inc. disclaims beneficial ownership of the Class A Shares.

3 The number of shares of Class B Common Stock indicated throughout this report does not include 22,747 shares (the "Class B Shares") of Class B Common Stock held directly by investment professionals employed by J.W. Childs Associates, Inc. ("Associates Inc."). Associates Inc. may be deemed to beneficially own the Class B Shares due to the relationship between the investment professionals and Associates Inc. Associates Inc. disclaims beneficial ownership of the Class B Shares.

                                  SCHEDULE 13G

CUSIP NO. 281033100                                           PAGE 5 OF 10 PAGES
(CLASS A COMMON STOCK)
NONE ISSUED (CLASS B COMMON
STOCK)
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.W. CHILDS ASSOCIATES, INC.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       5.    SOLE VOTING POWER
                        Class A Common Stock(1):  2,284,863(2)
   SHARES               Class B Common Stock:     301,737(3)
                  --------------------------------------------------------------
BENEFICIALLY      6.    SHARED VOTING POWER

  OWNED BY              0
                  --------------------------------------------------------------
    EACH          7.    SOLE DISPOSITIVE POWER
                        Class A Common Stock:  2,284,863
 REPORTING              Class B Common Stock:  301,737
                  --------------------------------------------------------------
   PERSON         8.    SHARED DISPOSITIVE POWER

    WITH                0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      Class A Common Stock:  2,284,863
      Class B Common Stock:  301,737
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Class A Common Stock:  4.4%
      Class B Common Stock:  18.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------


------------------

1 The number of shares of Class A Common Stock indicated throughout this report includes 301,737 shares of Class B Common Stock of Edison Schools Inc. that are convertible at any time at the option of the holder, into an equal number of shares of Class A Common Stock.

2 The number of shares of Class A Common Stock indicated throughout this report does not include 149,512 shares (the "Class A Shares") of Class A Common Stock held directly by investment professionals employed by J.W. Childs Associates, Inc. ("Associates Inc."). Associates Inc. may be deemed to beneficially own the Class A Shares due to the relationship between the investment professionals and Associates Inc. Associates Inc. disclaims beneficial ownership of the Class A Shares.

3 The number of shares of Class B Common Stock indicated throughout this report does not include 22,747 shares (the "Class B Shares") of Class B Common Stock held directly by investment professionals employed by J.W. Childs Associates, Inc. ("Associates Inc."). Associates Inc. may be deemed to beneficially own the Class B Shares due to the relationship between the investment professionals and Associates Inc. Associates Inc. disclaims beneficial ownership of the Class B Shares.

ITEM 1(a).  NAME OF ISSUER:

            Edison Schools Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            521 Fifth Avenue, 15th Floor
            New York, New York 10175

ITEM 2(a).  NAME OF PERSONS FILING:

            This statement is filed by:

            J.W. Childs Equity Partners, L.P.
            J.W. Childs Advisors, L.P.
            J.W. Childs Associates, L.P.
            J.W. Childs Associates, Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            111 Huntington Street
            Suite 2900
            Boston, Massachusetts  02199

ITEM 2(c).  CITIZENSHIP:

            Delaware

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, par value $0.01 per share
            Class B Common Stock, par value $0.01 per share

ITEM 2(e).  CUSIP NUMBER:

            281033100 (Class A Common Stock)
            None issued (Class B Common Stock)

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.


                               Page 6 of 10 Pages

ITEM 4.     OWNERSHIP:

      (a)   Amount beneficially owned:

            J.W. Childs Equity Partners, L.P. ("Childs") currently holds, directly or indirectly, 2,284,863 shares of Class A Common Stock and 301,737 shares of Class B Common Stock (which are convertible into an equal number of shares of Class A Common Stock at any time by the holder). J.W. Childs Advisors, L.P. ("JWC Advisors") is the sole general partner of Childs. J.W. Childs Associates, L.P. ("Associates L.P.") is the sole general partner of JWC Advisors. J.W. Associates, Inc. ("Associates Inc.") is the sole general partner of Associates L.P. Therefore, JWC Advisors, Associates L.P. and Associates Inc. have the power to direct the voting and disposition of any shares owned or deemed to be beneficially owned by Childs. As a result, JWC Advisors, Associates L.P. and Associates Inc. may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock owned or deemed to be beneficially owned by Childs. Except as otherwise described above, Childs, by JWC Advisors in its capacity as the sole manager of Childs, currently has the sole right to vote and direct the disposition of the shares which are the subject of this report. John W. Childs may be deemed to beneficially own the shares of Class A Common Stock and Class B Common Stock reported hereunder, due to his relationship with Associates Inc. Mr. Childs disclaims beneficial ownership of such shares.

      (b)   Percent of class:
            Class A Common Stock: 4.4%
            Class B Common Stock: 18.5%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:
                  Class A Common Stock: 2,284,863 shares
                  Class B Common Stock: 301,737 shares

            (ii)  Shared power to vote or to direct the vote:
                  0

            (iii) Sole power to dispose or to direct the disposition of:
                  Class A Common Stock: 2,284,863 shares
                  Class B Common Stock: 301,737 shares

            (iv)  Shared power to dispose or to direct the disposition of:
                  0


                               Page 7 of 10 Pages

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this report.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATIONS.

            Not applicable.


                               Page 8 of 10 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2003

                                        J.W. CHILDS EQUITY PARTNERS, L.P.

                                        By:  J.W. CHILDS ADVISORS, L.P.,
                                             its general partner
                                        By:  J.W. CHILDS ASSOCIATES, L.P.,
                                             its general partner
                                        By:  J.W. CHILDS ASSOCIATES, INC., its
                                             general partner

                                        By:  /s/ Adam L. Suttin
                                             -----------------------------------
                                             Name:  Adam L. Suttin
                                             Title: Partner

                                        J.W. CHILDS ADVISORS, L.P.

                                        By:  J.W. CHILDS ASSOCIATES, L.P.,
                                             its general partner
                                        By:  J.W. CHILDS ASSOCIATES, INC.,
                                             its general partner

                                        By:  /s/ Adam L. Suttin
                                             -----------------------------------
                                             Name:  Adam L. Suttin
                                             Title: Partner

                                        J.W. CHILDS ASSOCIATES, L.P.

                                        By:  J.W. CHILDS ASSOCIATES, INC.,
                                             its general partner

                                        By:  /s/ Adam L. Suttin
                                             -----------------------------------
                                             Name:  Adam L. Suttin
                                             Title: Partner


                               Page 9 of 10 Pages

                                        J.W. CHILDS ASSOCIATES, INC.

                                        By:  /s/ Adam L. Suttin
                                             -----------------------------------
                                             Name:  Adam L. Suttin
                                             Title: Partner

                               Page 10 of 10 Pages